Form N-8F

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Application for Deregistration of Certain Registered Investment Companies.

I.

General Identifying Information

1.

Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X ] Merger

[ ] Liquidation

[ ] Abandonment of Registration

(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company

(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.  Questions 11 through 26 omitted based on this instruction.)

2.

Name of Fund:  Rand Capital SBIC, LP

3.

Securities and Exchange Commission File No.:  811- 21097

4.

Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                [ ] Initial Application                    [X] Amendment

5.

Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

2200 Rand Building, Buffalo, New York  14203

6.

Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Daniel Penberthy, Rand Capital Corporation, 2200 Rand Building, Buffalo, NY

14203, (716) 853-0802

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2];

Daniel Penberthy, Rand Capital Corporation, 2200 Rand Building, Buffalo, NY

14203, (716) 853-0802

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in Rules 31a-1 and 31a-2 for the periods specified in those rules.

8.

Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.

Subclassification if the fund is a management company (check only one):

[ ] Open-end

[X] Closed-end

10.

State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.

Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:  Not applicable - internally managed.

12.

Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated: Not applicable.

13.

If the fund is a unit investment trust (“UIT”) provide:  Not applicable.

(a)

Depositor’s name(s) and address(es):

(b)

Trustee’s name(s) and address(es):

14.

Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes

[X] No

If Yes, for each UIT state:

Name(s):

File No.:  811-___________

Business Address:

15.

(a)

Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes

[X] No

If Yes, state the date on which the board vote took place:

If No, explain:  Fund is a limited partnership.  Approval of general partner and limited partner were obtained on December 22, 2008.  Both the merged fund, Rand Capital SBIC, L.P, and the fund it was merged into, Rand Capital SBIC, Inc., were wholly owned subsidiaries of Rand Capital Corporation.

(b)

Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes

[X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:  See (a) above.

II.

Distributions to Shareholders (items 16 through 19)

16.

Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ ]  Yes

[X]  No

(a)

If Yes, list the date(s) on which the fund made those distributions:  Not applicable.

(b)

Were the distributions made on the basis of net assets?  Not applicable.

(c)

Were the distributions made pro rata based on share ownership? Not applicable.

(d)

If not to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratios and explain how it was calculated.

Answer:  The Fund was a limited partnership, and as such it had no shareholders.  The Fund was a wholly-owned subsidiary of Rand Capital Corporation (the “Parent”), with all of its limited partnership interests being owned by the Parent, and all of its general partnership interests being held by Rand Capital Management, LLC (the “General Partner”), another wholly owned subsidiary of the Parent.  Effective December 31, 2008, both the Fund and the General Partner were merged into Rand Capital SBIC, Inc. (the “Surviving Fund”), another wholly-owned subsidiary of the parent.

As a result of the Merger, on December 31, 2008: (1) all of the limited partnership interests in the Fund that were held by the Parent were automatically converted into 1,000 shares of common stock of the Surviving Fund; (2) all of the general partnership interests in the Fund were automatically converted into 100 common shares of the Surviving Fund and were distributed to the Parent; and (3) all of the limited liability company interests of the General Partner that were held by the Parent were converted into 25 common shares of the Surviving Fund. Consequently, the Parent owned all of the common shares of the Surviving Fund both before and after the completion of the Merger.

(e)

Liquidations only:

Were any distributions to shareholders made in kind?  Not applicable.

17.

Closed-end funds only:

Has the fund issued senior securities

[ ]  Yes

[X]  No

18.

Has the fund distributed all of its assets to the funds shareholders?

[ ]  Yes

[X]  No*

*  See the answers to item 16(d) above, which is incorporated herein by reference.

If no,

(a)

How many shareholders does the fund have as of the date this form is filed?  None.

(b)

Describe the relationship of each remaining shareholder to the fund:  Not applicable.

19.

Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]  Yes

[X]  No

If Yes, describe the plans (if any) for distributing to, or preserving the interests of, those shareholders:  Not applicable.

III.

Assets and Liabilities

20.

Does the fund have any assets as of the date this form is filed?

[ ] Yes                    [X]  No

21.        Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes                    [X]  No

IV.

Information About Event(s) Leading to Request For Deregistration

22..

(a)

List the expenses incurred in connection with the Merger or Liquidation:

(i)

Legal expenses: $30,000.

(ii)

Accounting expenses:  $-0-.

(iii)

Other expenses (list and identify separately): Filing expenses in connection with formation of corporate subsidiary in New York and filing of merger certificates in New York and Delaware: $3,300.

(iv)

Total expenses (sum of lines (i)-(iii) above): $33,300.

(b)

How were those expenses allocated? 100% to Rand Capital Corporation (parent).

(c)

Who paid those expenses? Rand Capital Corporation

(d)

How did the fund pay for unamortized expenses (if any)? No amortized expenses.

23.

Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes

[X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.

Conclusion of Fund Business

24.

Is the fund a party to any litigation or administrative proceeding?

[ ] Yes

[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.

Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes

[X] No

If Yes, describe the nature and extent of those activities:

VI.

Mergers Only

26.

(a)

State the name of the fund surviving the Merger:  Rand Capital SBIC, Inc.

(b)

State the Investment Company Act file number of the fund surviving the Merger:  811- 22276.

(c)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Not applicable.

(d)

If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form -- Previously filed.

Reference is made to the Agreement and Plan of Merger among Rand Capital Corporation, Rand Capital SBIC, LP, and Rand Capital SBIC, Inc., a copy of which was filed  Exhibit 99.1 to the initial filing of this application.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Rand Capital SBIC, LP,

(ii) he is the President of Rand Capital SBIC, Inc., the surviving corporation in the merger with Rand Capital SBIC, LP., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

(Signature)  /s/ Daniel P. Penberthy

                                                                                                                   Daniel P. Penberthy

May 26, 2009